

December 15, 2010

Robert Rosner
Chief Executive Officer
En2Go International, Inc.
1812 W. Burbank Blvd.,
Unit 644
Burbank, California 91506

> **Re: En2Go International, Inc.**
> **Form 10-K for the period ended August 31, 2009, as amended**
> **Filed December 16, 2009**
> **File No. 000-50480**

Dear Mr. Rosner:

We issued comments to you on the above captioned filings on July 23, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 30, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 30, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Charles Lee at (202) 551-3427 or the undersigned at (202) 551-3720 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director